Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors signs Definitive Agreement to acquire 27% stake in ‘Freight Tiger’

Mumbai, October 20, 2023: Tata Motors and Freight Commerce Solutions Private Limited (‘Freight Tiger’) have today signed a Securities Subscription Agreement (SSA) and a Shareholders Agreement (SHA) for the acquisition of 26.79% stake in ‘Freight Tiger’ for a consideration of Rs 150 Crores. The SSA also includes a provision enabling Tata Motors to further invest Rs 100 Crores over the next two years, at the then prevailing market value.

‘Freight Tiger’ is a digital platform that provides end-to-end logistics value chain solutions for cargo movement in the country. The platform connects shippers, carriers, logistics service providers and fleet owners to a single digital marketplace, making it easy to find, book and manage freight whilst offering a variety of Software as a Service (SaaS) solutions to digitize and streamline logistics interactions such as freight tracking, assignment, carrier matching, documentation, and payment processing. The platform facilitates more than 10 million trips on annualised basis and has been successfully integrating and ironing out inefficiencies in cargo movements over the last 7 years.

Tata Motors has already introduced its connected vehicle platform ‘Fleet Edge’ for aiding fleet operations management. Tata Motors' strategic investment in ‘Freight Tiger’ will accelerate the company's initiatives in driving effectiveness and efficiency in the truck and freight ecosystem. Together, these innovative solutions (‘Fleet Edge’ & ‘Freight Tiger’) aspire to forge a comprehensive end-to-end digital ecosystem for the entire logistics value chain, covering both the truck and the trip ecosystem thereby bringing significant benefits to shippers, brokers and transporters who keep India moving.

The closure of transaction is subject to satisfaction of customary condition precedents.

Mr. Girish Wagh, Executive Director, Tata Motors Ltd. commented, “At Tata Motors, we are committed to transforming road logistics industry with our innovative solutions and services. We believe that by playing a larger and deeper role in bringing all the stakeholders together to improve road logistics efficiency, we can create value for our core customers: the fleet owners. Hence, we are excited to announce our partnership with Freight Tiger, a pioneer in digitizing the logistics industry. Their vision is aligned with ours, as we strive to improve the efficiency and sustainability of road logistics. Together, we will create new opportunities for growth and value creation for our customers, partners and stakeholders”.

Mr. Swapnil Shah, Founder & CEO of ‘Freight Tiger’, added, "Software- led approaches are the lever to transform existing industry assets and supercharge them to work more efficiently for all stakeholders. We do this by building trust & facilitating collaboration across the logistics value chain. We are excited to have Tata motors as a strategic investor who shares our belief and vision to build a unified national platform at an unprecedented scale. With such incredible backing and expertise, the company is strategically positioned to lead India's efforts in reducing logistics costs to under 10% of GDP from over 14%.”

Details under amended Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sr. No.	Particulars	Details
1	Name of the Target Company, details in brief such as size, turnover, etc.	Name: Freight Commerce Solutions Private Limited (“Freight Tiger” or “FT”) Authorised Share Capital FY23 : Rs 7.37 crore Size/Turnover: FY23 - Rs 19 crore
2

Whether the acquisition would fall within the related party transaction(s) and whether the promoter /promoter group/ group companies have any interest in the entity being acquired?

If yes, nature of interest and details thereof and whether the same is done at "arms length"

No
3	Industry to which the entity being acquired belongs	IT Services (Cloud based Logistics Platform supporting B2B Commerce)
4	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)

Tata Motors connected vehicle platform ‘Fleet Edge’ together with ‘Freight Tiger’ aspire to forge a comprehensive end-to-end digital ecosystem for the entire logistics value chain, covering both the truck and the trip ecosystem

5	Brief details of any governmental or regulatory approvals required for the acquisition	No governmental or regulatory approvals required for the acquisition
6	Indicative time period for completion of the acquisition	By November 15th, 2023
7	Nature of consideration - whether Cash consideration or share swap and details of the same	Cash Consideration
8	Cost of acquisition or the price at which shares are acquired	Rs 150 crore
9	Percentage of shareholding/ control acquired and/ or number of shares acquired	1,58,269 Equity Shares 2,27,125 Compulsory Convertible Preference Shares

Sr. No.	Particulars	Details
The above represents 26.79% stake on a fully diluted basis
10

Brief background about the entity acquired in terms of product/line of and business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Freight Commerce Solutions Private Limited (“Freight Tiger” or “FT”) was founded in 2014 and is headquartered in Mumbai, India.

Freight Tiger provides cloud-based TMS (Transportation Management Software) platform to Corporates (i.e., ‘Shippers’)

Freight Tiger enables connecting Shippers to the Logistics Service Providers (LSPs) from the Shipper’s list of LSPs through FT’s ‘Indent’ platform. This service is referred to as ‘Freight Assignment’

Freight Tiger also operates a marketplace application for fleet owners and LSPs. This service is referred to as ‘Carrier Matching’

Freight Tiger’s Turnover in last 3 years –

FY23 : Rs 19.0 crore

FY22 : Rs 15.4 crore

FY21 : Rs 9.4 crore

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

About ‘Freight Tiger’:

‘Freight Tiger’ is India’s largest software-enabled neutral freight network today. We have built an intelligent operating system, on-ground expertise, and a digital platform that together enhance every step of the logistics process. With our help, customers move material to their customers with full visibility, predictability and speed, all at lower cost.

We do this through three products: 1. Cloud-based TMS (Transportation Management Software) & Visibility platform. 2. Freight Assignment platform to facilitate efficient freight procurement by Shippers via Logistics Service Providers. 3. Marketplace platform designed to seamlessly align demand from logistics service providers with supply of trucks pan-India.

We take pride in processing an impressive 4% of India’s total freight on our platform, serving a vast network of 400+ shippers, 1500+ logistics service providers (LSPs), across 90,000+ locations. Our impact spans the length & breadth of the country and our goal is to move 20% of country’s freight movement on our platform by 2028.

Freight Tiger’s distinguished list of institutional investors includes Florintree Advisors, Lightspeed India Partners, and the Venture Capital Arm of Eastern Pacific Shipping and affiliates of Moguntia Capital.

Media Contact: Neeti Nayak: +91 80800 45879 | neeti.nayak@freighttiger.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.